UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2023

COMMISSION FILE NUMBER 001-34041

Evotec SE

(Translation of registrant’s name into English)

Essener Bogen 7

22419 Hamburg

Germany

Tel: +49 40 560810

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Explanatory Note

On May 11, 2023, Evotec SE (the “Company”) submitted Notification of Major Holdings to Bundesanstalt fur Finanzdienstleistungsaufsicht, pursuant to German law, attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of s the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Evotec SE

By:	/s/ Laetitia Rouxel
Name: Laetitia Rouxel
Title: Chief Financial Officer

Date: 11th May 2023

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Notification of Major Holdings dated May 11, 2023